UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Full Truck Alliance Co. Ltd.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

35969L108

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35969L108	Schedule 13G	Page 1 of 10

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 103,307,820
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 103,307,820

9	Aggregate Amount Beneficially Owned by Each Reporting Person 103,307,820
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.5%
12	Type of Reporting Person CO

CUSIP No. 35969L108	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons SoftBank Vision Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 103,307,820
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 103,307,820

9	Aggregate Amount Beneficially Owned by Each Reporting Person 103,307,820
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.5%
12	Type of Reporting Person PN

CUSIP No. 35969L108	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons SVF Holdings (UK) LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 103,307,820
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 103,307,820

9	Aggregate Amount Beneficially Owned by Each Reporting Person 103,307,820
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.5%
12	Type of Reporting Person PN

CUSIP No. 35969L108	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons SVF Holdings (Singapore) Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 103,307,820
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 103,307,820

9	Aggregate Amount Beneficially Owned by Each Reporting Person 103,307,820
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.5%
12	Type of Reporting Person CO

CUSIP No. 35969L108	Schedule 13G	Page 5 of 10

1	Names of Reporting Persons SVF Truck (Singapore) Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 103,307,820
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 103,307,820

9	Aggregate Amount Beneficially Owned by Each Reporting Person 103,307,820
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.5%
12	Type of Reporting Person CO

CUSIP No. 35969L108	Schedule 13G	Page 6 of 10

ITEM 1.	(a)	Name of Issuer:

Full Truck Alliance Co. Ltd. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

6 Keji Road, Huaxi District, Guiyang, Guizhou 550025, People’s Republic of China and Wanbo Science and Technology Park, 20 Fengxin Road, Yuhuatai District, Nanjing, Jiangsu 210012, People’s Republic of China.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Investment Advisers (UK) Limited (“SBIA UK”)
SoftBank Vision Fund L.P.
SVF Holdings (UK) LLP
SVF Holdings (Singapore) Pte. Ltd.
SVF Truck (Singapore) Pte. Ltd.

(b)	Address or Principal Business Office:

The address for each of SBIA UK and SVF Holdings (UK) LLP is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for SoftBank Vision Fund L.P. is Aztec Group House, IFC 6, The Esplanade, St Helier, Jersey JE4 0QH. The address for each of SVF Holdings (Singapore) Pte. Ltd. and SVF Truck (Singapore) Pte. Ltd. is 138 Market Street #27-01A, Capitagreen, Singapore 048926.

(c)	Citizenship of each Reporting Person is:

SBIA UK and SVF Holdings (UK) LLP are organized under the laws of England and Wales. SoftBank Vision Fund L.P. is organized under the laws of Jersey. Each of SVF Holdings (Singapore) Pte. Ltd. and SVF Truck (Singapore) Pte. Ltd. is organized under the laws of Singapore.

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.00001 per share (“Class A Ordinary Shares”).

(e)	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 35969L108 has been assigned to the American Depositary Shares of the Issuer (“ADSs”). Each ADS represents 20 Class A Ordinary Shares.

CUSIP No. 35969L108	Schedule 13G	Page 7 of 10

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of September 30, 2024, based upon 18,941,505,257 Class A Ordinary Shares outstanding as of December 31, 2023, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Investment Advisers (UK) Limited	103,307,820	0.5%	0	103,307,820	0	103,307,820
SoftBank Vision Fund L.P.	103,307,820	0.5%	0	103,307,820	0	103,307,820
SVF Holdings (UK) LLP	103,307,820	0.5%	0	103,307,820	0	103,307,820
SVF Holdings (Singapore) Pte. Ltd.	103,307,820	0.5%	0	103,307,820	0	103,307,820
SVF Truck (Singapore) Pte. Ltd.	103,307,820	0.5%	0	103,307,820	0	103,307,820

SVF Truck (Singapore) Pte. Ltd. is the record holder of 103,307,820 Class A Ordinary Shares represented by 5,165,391 ADSs. SoftBank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Holdings (Singapore) Pte. Ltd., which is the sole owner of SVF Truck (Singapore) Pte. Ltd.

SBIA UK has been appointed as alternative investment fund manager (“AIFM”) of SoftBank Vision Fund L.P. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund L.P.’s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

CUSIP No. 35969L108	Schedule 13G	Page 8 of 10

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

Not applicable.

CUSIP No. 35969L108	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

SB Investment Advisers (UK) Limited

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SoftBank Vision Fund L.P.

By:	SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SVF Holdings (UK) LLP

By:	SoftBank Vision Fund L.P., its Managing Member
By:	SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SVF Holdings (Singapore) Pte. Ltd.

By:	/s/ Martin O’Regan
Name:	Martin O’Regan
Title:	Director

SVF Truck (Singapore) Pte. Ltd.

By:	/s/ Martin O’Regan
Name:	Martin O’Regan
Title:	Director

CUSIP No. 35969L108	Schedule 13G	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement (previously filed).